Buenos Aires, September 21, 2016

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant Event – Informs Resignation of Alternate Supervisory Committee Member.

Dear Sirs:

I write to the Comisión Nacional de Valores (the “CNV”) and Mercado de Valores de Buenos Aires in my capacity as Responsible of Market Relations of Pampa Energia S.A. (‘Pampa’ or the ‘Company’) to inform that today we received the immediate and irrevocable resignation of Miss. Victoria Hitce to her appointment as Alternate Supervisory Committee Member of Pampa, due to having lost the quality of being independent as required by art. 79 of Law 26.831.

Sincerely,

María Agustina Montes

Responsible of Market Relations